File Number: 82-34808

CATLIN

CATLIN GROUP LIMITED

RECEIVED
2004 OCT 21 A 8:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

04045649

14th October 2004

SUPPL

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

1.	REG-Catlin Group Limited Impact of recent hurricanes	08/10/2004
2.	REG-Catlin Group Limited Director Shareholding	05/10/2004
3.	REG-Catlin Group Limited Holding(s) in Company	01/10/2004
4.	REG-Catlin Group Limited Director Shareholding	20/09/2004

Yours faithfully,

Krupali Patel

PROCESSED
OCT 22 2004 E
THOMSON FINANCIAL

dlw 10/21

82- 34808 -

Catlin Group

RECEIVED
2004 OCT 21 A 8:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Print

REG-Catlin Group Limited Impact of recent hurricanes
Released: 08/10/2004

RNS Number:8590D
Catlin Group Limited
08 October 2004

CATLIN ESTIMATES IMPACT OF RECENT HURRICANES

HAMILTON, Bermuda - Catlin Group Limited ('Catlin') has completed an initial review of the potential financial impact of the four hurricanes (Charley, Frances, Ivan and Jeanne) that have caused extensive damage in the Caribbean and the Southeastern United States.

On the basis of the information currently available to Catlin and taking into account our planning assumptions, the Group estimates that the net impact of these events on 2004 income before income tax will amount to approximately US$50 million. This estimate is subject to change -- either upwards or downwards -- as further information becomes available to the Group.

On 14 September 2004, Catlin announced income before income taxes of US$112.6 million and record net income of US$95.8 million for the six months ended 30 June 2004.

Catlin believes that the losses created by the recent hurricanes will have a positive effect on rate levels and underwriting discipline worldwide.

- ends -

For more information contact:

Media Relations:
James Burcke, Head of Communications
Tel: +44 (0)20 7458 5710
Mobile: +44 (0)7958 767 738
E-mail: james.burcke@catlin.com

Martin Leeburn, The Maitland Consultancy
Tel: +44 (0)20 7379 5151
E-mail: mleeburn@maitland.co.uk

Investor Relations:
William Spurgin, Head of Investor Relations
Tel: +44 (0)20 7458 5726
Mobile: +44 (0)7710 314 365
E-mail: william.spurgin@catlin.com

Note to editors:

Catlin Group Limited is a publicly listed underwriter of international specialty property/casualty insurance and reinsurance. Over its 20 year history, Catlin has expanded from its traditional base at Lloyd's and has built a distinctive and efficient infrastructure which comprises a Bermuda holding company; underwriting platforms at Lloyd's, in Bermuda and in the UK company market; and a network of owned offices in the United States, United Kingdom, Continental Europe, Asia and Australia.

The Group's three underwriting platforms are:

- The Catlin Syndicate (Syndicate 2003 at Lloyd's). Syndicate 2003, which is entirely funded by Catlin and managed by Catlin Underwriting Agencies Limited, is the ninth largest syndicate at Lloyd's based on 2004 stamp capacity of £500 million ($909 million). The syndicate writes a wide range of specialty property and casualty insurance and reinsurance.

82-34808

- Catlin Bermuda (Catlin Insurance Company Ltd.). Catlin Bermuda, a Class 4 insurer and reinsurer licensed in Bermuda, began underwriting in 2002 and writes property treaty and casualty treaty reinsurance, medical stop-loss reinsurance and property and casualty insurance for US risks on a surplus lines basis.

- Catlin UK (the UK Branch of Catlin Insurance Company Ltd.). Catlin UK, which began underwriting with effect from 1 January 2004, writes commercial property, general liability, professional indemnity, directors' and officers' liability and crime insurance for UK clients.

Catlin Group Limited shares are traded on the London Stock Exchange under the ticker symbol 'CGL'.

END
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82-34808

Catlin Group

Print

REG-Catlin Group Limited Director Shareholding
Released: 05/10/2004

RNS Number:7520D
Catlin Group Limited
05 October 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

...Catlin Group Limited.......................................

2. Name of director

...Michael John Crall...............................

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

...Holding of shareholder.......................................

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

... Michael John Crall..............................

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

...Share Purchase..

7. Number of shares / amount of stock acquired

...10,000...

8. Percentage of issued class

... 0.01%...

9. Number of shares/amount of stock disposed.

....

10. Percentage of issued class

....

11. Class of security

...Common shares..

12. Price per share

...349.0 pence..

82 - 34808

13. Date of transaction

...4 October 2004..

14. Date company informed

...5 October 2004 ....

15. Total holding following this notification

...14,815..

16. Total percentage holding of issued class following this notification

...0.01%..

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

... James Burcke, +44 (0)20 7458 5710.........................

25. Name and signature of authorised company official responsible for making this notification

...Lorraine Mullins, Group Compliance Officer.......................

Date of Notification

...5 October 2004...

82-34808

END
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82-34808

Catlin Group

Print

REG-Catlin Group Limited Holding(s) in Company
Released: 01/10/2004

RNS Number:6195D
Catlin Group Limited
01 October 2004

1 October 2004

HOLDING IN CATLIN GROUP LIMITED

Catlin Group Limited, on 1 October 2004, received notification that Deutsche Asset Management Group Limited's total dispositive holding amounted to 7,216,268 shares (4.683%) as at the close of business on 30 September 2004.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUAUNRSURRRAA

Catlin Group

Print

REG-Catlin Group Limited Director Shareholding
Released: 20/09/2004

RNS Number:1109D
Catlin Group Limited
20 September 2004

Catlin Group Limited
20 September 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

...Catlin Group Limited.......................................

2. Name of director

...Christopher Macdonald Stooke................................

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

...Holding of shareholder......................................

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

... Christopher Macdonald Stooke..............................

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

...Share Purchase..

7. Number of shares / amount of stock acquired

...13,859..

8. Percentage of issued class

... 0.01%..

9. Number of shares/amount of stock disposed.

....

10. Percentage of issued class

....

11. Class of security

82-34808

...Common shares..

12. Price per share

...359.5 pence..

13. Date of transaction

...17 September 2004..

14. Date company informed

...17 September 2004 ....

15. Total holding following this notification

...13,859..

16. Total percentage holding of issued class following this notification

...0.01%..

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

... James Burcke, +44 (0)20 7458 5710.........................

25. Name and signature of authorised company official responsible for making this notification

...Lorraine Mullins, Group Compliance Officer......................

Date of Notification

...20 September 2004..

82-34808

The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END
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